                     U.S. SECURITES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                 NAVARONE, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

              Nevada                                  13-4051167
       --------------------------         ---------------------------------
       (State of Incorporation)           (IRS Employer Identification No.)

           c/o Salem Krieger, 228 East 85th Street, New York, NY 10028
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (212) 439-6268
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class                             Name of Each Exchange on Which
to be so Registered                             Each Class is to be Registered
-------------------                             ------------------------------

Shares of Common Stock, par value $.001         OTC Bulletin Board

Securities to be registered under Section 12(g) of the Act:

None

                                     PART I

Item 1.  Description of Business.

      The Company is engaged in the development of original novelty items in connection with the photographic industry. If funds permit, the Company may seek patent and trademark protection on its products, and also intends to try to manufacture and market its inventions.

      The Company is presently pursuing development of two products. The first is called Booger Bubble Gum collectible card packages, designed to appeal to pre-teen children and based on the concept of packaged baseball cards containing a stick of chewing gum. Instead of cards bearing photos of ball players, the Company's cards will bear photos or drawings of grotesque characters and scenes, designed to "gross out" kids, including "boogers." The company intends to develop at least ten or twelve different characters or scenes, with each package containing two cards. The Company believes there is a potential market for this item based on the marketing success of such items as the Pet Rock, Garbage Rocks (miniature garbage cans filled with pieces of bubble gum colored to look like trash) and similar novelty items. There is no guarantee that this product will prove to be patentable, or that manufacturing, marketing and sales will ever occur.

      The Company's second product, which is also in development, is the Cloud Lamp, a small decorative lamp inside a clear plexiglass box, suported by a frosted or semi-opaque white plexi base, containing pre-sunset clouds constructed of small balls of cotton and nylon thread, and a soothing photographic image which will appear to be lit from within. The lamp is designed as a mood-setter, for ambience in a room, not unlike lit aquariums filled with colorful fish. This decorative lamp, which may be called the Serenity Lamp, can be used in living rooms or bedrooms as part of the decor to create a certain atmosphere. The Company is presently unaware of any similar item which is already on the market. The Cloud Lamp, or Serenity Lamp, would be marketed to a more mature segment of the market than the Booger Bubble Gum collectible packages.

      The Company is presently considering the possibility of marketing its products directly to consumers via the Internet. A computer consultant was retained and paid to commence development of a World Wide Web site for advertising its two inventions, but design of the website is not complete. No guarantee can be given, however, that the Company will have sufficient funds to complete development of its Web Site or otherwise to commence manufacturing or marketing of its products.

      Initial costs are being kept low by not having any full-time employees. At least initially, the Company believes it will only require the services of artists, prototype designers and counsel, including possibly patent counsel, all of whom have been, or will be, compensated as independent contractors and not as employees. Each of the Company's two officers received a one-time payment in the amount of $2,500 for services rendered and to be rendered on the Company's behalf. Additional funds have been paid directly to the Company's president, Salem Krieger, which funds have been used for product development and for creation of the prototypes for each of the Company's two products. Additional funds may be paid to the Company's officers for their services, funds permitting, and subject to Board determination in the future.

      Patent counsel has not yet been consulted regarding the Company's products. The officers chose instead to utilize the Company's limited funds for product development for the foreseeable future.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

      The Company has utilized a portion of the net proceeds from its offering of securities to design and manufacture rough prototypes for each of its two products. Management believes that sufficient funds remain for completion of the creation of the two prototypes. To the extent that funds are insufficient for the entire process of prototype design and patent search on the two products, Management believes that it may be necessary to conduct a second offering of securities to supplement existing funds, in order to purchase the raw materials necessary to commence manufacturing of the Serenity Lamp and to purchase the bubble gum for inclusion in the packages of the Booger Bubble Gum collectible cards.

Item 3.  Description of Property.

      The Company owns no properties and is utilizing space in the office of its president, consisting mainly of a mailing address, phone service, and fax and copier services, at no charge, and this arrangement is intended to continue for the foreseeable future or until the Company has sufficient funds to lease its own space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

      The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock owned by (i) each person known to own beneficially more than 5% of the outstanding shares; (ii) each director of the Company, and (iii) all directors and executive officers of the Company, as a group. The numbers shown are accurate as of the date of the Form 10-SB:

Name and address                   Number of
of Beneficial Owner                Shares Owned        Percentage Ownership
-------------------                ------------        --------------------
Salem Krieger                       450,000
228 East 85th Street, #6-D
New York, NY 10028                                            45%

Peter Bernal                        450,000
1910 East Jefferson Street
Orlando, Florida 32803                                        45%

Maureen Abato                       100,000
330 East 39th Street, #36-C
New York, NY 10016

All officers and directors
as a group (two persons)            900,000                   90%

Item 5.  Executive Officers, Promoters and Control Persons.

      All directors of the Company hold office until the next annual meeting of the shareholders or until their successors are elected and have qualified. Officers hold office until their successors are appointed, subject to the earlier removal by the Board of Directors, or resignation. Directors are not compensated for acting in such capacity nor for attending meetings of the Board of Directors.

Directors and Executive Officers         Age      Positions Held
--------------------------------         ---      --------------
Salem Krieger
228 East 85th Street, #6-D
New York, NY 10028                       44       President, director

Peter Bernal
1910 East Jefferson Street
Orlando, Florida 32803                   38       Secretary, Treasurer, director

      SALEM KRIEGER, the Company's president and a director, has been a free-lance photographer and graphic artist for more than fifteen years, and operates his own photographic arts business. Beginning in 1985, his work has appeared in group exhibitions at numerous museums and galleries throughout New York and New Jersey, and at Rizzoli Galleries in New

York City, Chicago, Dallas and Costa Mesa, California. His work has appeared in a number of magazines including Photo Review, American Art, Artnews and The New York times. Mr. Krieger has been the recipient of numerous grants and awards commencing in 1985, including from the National Endowment for the Arts and the New Jersey State Council on the Arts. He has produced commercial photographic and graphic artwork for a number of corporations which have been featured in product advertisements, including for Frozfruit Fruit Bar Company and Merrill Lynch, and has produced artwork for a number of book covers for publishing companies such as Simon & Schuster, WH Freeman, MacMillan, and Collier Newfield.

      PETER BERNAL, the Company's secretary-treasurer and a director, studied art and photography at Mid-Florida Tech. During the 1980's he photographed weddings at the Sheraton Colonial Plaza Motor Inn in Orlando and Winter Park, Florida. He also performed photography services related to legal matters including contractual disputes over work product including the installation of hotel bathtubs. He was also involved in photography projects related to the adult-oriented entertainment industry in Orlando, primarily in nightclubs. Mr. Bernal has over twenty years' experience in the hospitality industry, including serving as Guest Services Director at the Tampa Airport Hilton hotel in Tampa, Florida. More recently he has been working as an engineering trainee for Nelson Engineering in Melbourne, Florida.

Item 6.  Executive Compensation.

      The Company's two officers were each paid a one-time fee in the amount of $2,500, for services rendered and to be rendered on the Company's behalf. Additional amounts may be paid to the officers, depending upon revenues and subject to approval of the Board of Directors. Additional amounts were also paid to Salem Krieger for prototype development expenses. The Company has no employment agreements with its officers and does not presently anticipate executing any such agreements. The officers devote only a small portion of their time to the Company's business and no limitations have been placed on the ability of the officers to engage in other business activities. This could give rise to potential conflicts of interest.

Item 7.  Certain Relationships and Related Transactions.

      As of March 19, 1997, the Company issued 1,000,000 shares to Maureen Abato (counsel to the Company) for consideration of $1,000 paid in incorporation expenses. Subsequently, also as of March 19, 1997, Ms. Abato transferred 450,000 of her shares to Salem Krieger, the Company's president, and 450,000 shares to Peter Bernal, the Company's secretary-treasurer. No other shares or other securities have been issued.

      In November, 1998, the company's Articles of Incorporation were amended via a filing made with the Secretary of State of the State of Nevada, changing the Company's name to Navarone, Inc.

      Maureen Abato, the Company's counsel, was paid $5,000 as a legal fee and was reimbursed for certain expenses related to the offering of the Company's securities and other corporate matters.

      The Company utilizes office space at no charge in the office of its president, Salem Krieger, and also utilizes office resources in the office of its counsel without charge. This arrangement is expected to continue for a reasonably foreseeable period of time, or until such time as the Company is financially able to open its own office.

Item 8.  Description of Securities.

      The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which 1,038,500 shares were issued and outstanding as of the date of the Form 10- SB. No other securities have been issued. Shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted in the election of directors can elect all of the directors and thus effectively control the Company. Shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution or winding up of the Company's affairs, are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive rights and have no rights to convert their shares into any other securities. All of the outstanding shares were issued as fully-paid and nonassessable.

      Pursuant to the corporate statutes of the State of Nevada, certain corporate actions may be taken without a vote of or notice to the shareholders.

      A total of 1,000,000 of the shares currently issued and outstanding are eligible for sale pursuant to, and in compliance with, Rule 144 of the Securities Act.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

      No public market has yet been established for the Company's shares. No dividends have been paid to date and none are expected to be paid in the foreseeable future.

Item 2.  Legal Proceedings.

      As of the date of the Form 10-SB, no legal proceedings are pending by or against the Company, nor, to Management's knowledge, have any legal proceedings been threatened.

Item 3.  Changes in and Disagreements With Accountants.

      None.

Item 4.  Recent Sales of Unregistered Securities.

      There have been no recent sales of unregistered securities of the Issuer.

Item 5.  Indemnification of Directors and Officers.

      The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company's Bylaws provide that the Company shall indemnify its directors and officers, including former directors and officers, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which the directors or officers are made parties, by reason of being or having been such directors or officers, except in relation to matters as to which the director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                   PART F/S

      Filed herewith are the registrant's audited financial statements for its last two fiscal years, ended December 31, 1997 and December 31, 1998.

                                   PART III

Item 1.  Index to Exhibits.

      No. 2:      Charter and Bylaws

Item 2.  Description of Exhibits.

      The only exhibit hereto is a copy of the Company's charter (and amendment) and bylaws.

                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Navarone, Inc.
                                        ---------------------------------

Date:  March 26, 1999                   By:     /s/ Salem Krieger
                                            ----------------------------
                                            Salem Krieger, President

                  [LETTERHEAD OF Arnold Berman & Company, LLP
                          Certified Public Accountants]

                                                                Arnold L. Berman
                                                                Rebecca Drechsel

                          INDEPENDENT AUDITORS' REPORT

February 17, 1999

To the Shareholders
NAVARONE, INC.
c/o Salem Krieger, President
228 East 85th Street - #6-D
New York, NY 10028

We have audited the accompanying balance sheet of Navarone, Inc. as of December 31, 1998 and 1997, and the related statements of income, deficit accumulated during the development stage and cash flows for the year ended December 31, 1998 and the period March 19, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navarone, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year and period then ended in conformity with generally accepted accounting principles.


/s/ ARNOLD BERMAN & COMPANY, LLP

ARNOLD BERMAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                  BALANCE SHEET
                                  DECEMBER 31,

                                     ASSETS

                                                              1998       1997
                                                            --------   --------
CURRENT ASSETS

     Cash                                                   $ 17,925      $ -0-
                                                            --------   --------
          TOTAL CURRENT ASSETS                                17,925        -0-
                                                            --------   --------

OTHER ASSETS

     Deferred Organizational Costs (Net of
        accumulated amortization of $0)                        1,000      1,000
                                                            --------   --------
          TOTAL OTHER ASSETS                                   1,000      1,000
                                                            --------   --------

          TOTAL ASSETS                                      $ 18,925   $  1,000
                                                            ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
     Accrued Expenses                                       $    187      $ -0-
                                                            --------   --------

          TOTAL LIABILITIES                                      187        -0-
                                                            --------   --------

SHAREHOLDERS' EQUITY

     Capital Stock, par value $0.001, 25,000,000 shares
        authorized, 1,038,500 outstanding at December 5,
           1998, and 1,000,000 at December 31, 1998            1,039      1,000
     Additional Paid-in Capital                               31,826        -0-
     Deficit Accumulated During
        the Development Stage                                (14,127)       -0-
                                                            --------   --------

          TOTAL SHAREHOLDERS' EQUITY                          18,738      1,000
                                                            --------   --------

          TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                              $ 18,925   $  1,000
                                                            ========   ========

SEE INDEPENDENT AUDITORS' REPORT
  AND ACCOMPANYING NOTES TO
    FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                INCOME STATEMENT
                          FOR THE YEAR AND PERIOD ENDED

                                                    March 19,
                                                      1997
                                                 (Inception) to
                                   December 31,   December 31,
                                      1998            1997
                                    --------        -------
REVENUES                             $ - 0 -        $ - 0 -
                                    --------        -------

EXPENSES

   Filing Fees                           642          - 0 -
   Website Development                 6,800          - 0 -
   Directors Fees                      5,000          - 0 -
   Accounting Fees                     1,500          - 0 -
   Other                                 185          - 0 -
                                    --------        -------

     TOTAL EXPENSES:                  14,127          - 0 -
                                    --------        -------

   LOSS INCURRED DURING THE
     DEVELOPMENT STAGE              $(14,127)       $ - 0 -
                                    ========        =======

SEE INDEPENDENT AUDITORS' REPORT
  AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
          STATEMENT OF DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
               FOR THE PERIOD MARCH 19, 1997 TO DECEMBER 31, 1998

                                                                                                           DEFICIT
                                                                                                         ACCUMULATED
                                                                                      ADDITIONAL         DURING THE
                                                                     COMMON             PAID-IN          DEVELOPMENT
                                                 TOTAL                STOCK             CAPITAL             STAGE
                                                --------            --------           --------           ---------
Issuance of Common Stock at
  Inception - March 19, 1997                    $  1,000            $  1,000           $  - 0 -              - 0 -

Deficit Accumulated During
  the Development Stage                            - 0 -               - 0 -              - 0 -              - 0 -

                                                --------            --------           --------           ---------
Balance - December 31, 1997                        1,000               1,000              - 0 -              - 0 -

Initial Offering (Net)                            31,865                  39             31,826              - 0 -

Deficit Accumulated During
  the Development Stage                          (14,127)              - 0 -              - 0 -             (14,127)

                                                --------            --------           --------           ---------
Balance - December 31, 1998                     $ 18,738            $  1,039           $ 31,826           $ (14,127)
                                                ========            ========           ========           =========

SEE INDEPENDENT AUDITORS' REPORT
  AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                             STATEMENT OF CASH FLOWS
                          FOR THE YEAR AND PERIOD ENDED

                                                                     March 19
                                                                    (Inception)
                                                                         to
                                               December 31,         December 31,
                                                  1998                  1997
                                                --------              -------
OPERATING ACTIVITIES

     Deficit Accumulated During
         the Development Stage                  $(14,127)             $ - 0 -

     Adjustments to Reconcile Deficit
         Accumulated During the
         Development Stage to Net
         Cash Used In Operating
         Activities:

         (Decrease) Increase in:
            Accrued Expenses                         187                - 0 -
                                                --------              -------

NET CASH USED IN
     OPERATING ACTIVITIES                        (13,940)               - 0 -
                                                --------              -------

FINANCING ACTIVITES

Issuance of Common Stock                          31,865                - 0 -
                                                --------              -------

NET CASH PROVIDED BY
     INVESTING ACTIVITIES                         31,865                - 0 -
                                                --------              -------

INCREASE IN CASH                                  17,925                - 0 -

CASH - BEGINNING OF PERIOD                         - 0 -                - 0 -
                                                --------              -------

CASH - END OF PERIOD                            $ 17,925              $ - 0 -
                                                ========              =======

SEE INDEPENDENT AUDITORS' REPORT
  AND ACCOMPANYING NOTES TO
     FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1998, AND DECEMBER 31, 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Navarone, Inc. (the Corporation) is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Activities

The Corporation was organized under the laws of the State of Nevada on March 19, 1997. It intends to develop and pursue patent protection for novelty items for the photographic industry. The Corporation also intends to manufacture and market its inventions.

The Corporation maintains, rent free, a mailing address at the office of one of its officers at 228 East 85th Street, New York, New York 10028.

Development Stage Enterprise

The Corporation is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Income Taxes

Due to the losses accumulated during the development stage, the Corporation has not provided for Federal income taxes.

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1998, AND DECEMBER 31, 1997

NOTE 2 - CASH

The Corporation's attorney currently holds monies belonging to the Corporation in a non-interest bearing and noninsured account.

NOTE 3 - ORGANIZATIONAL COSTS

Initial costs incurred in the establishment of the Corporation have been deferred and will be amortized over five years once operations commence.

Pursuant to Financial Accounting Standards Board's Statement of Position 98-5, subsequent organization costs have been expensed as incurred.

NOTE 4 - COMMON STOCK

On March 19, 1997, the Corporation issued 1,000,000 shares of common stock. In October, 1998, the Corporation issued an additional 38,500 shares of common stock at $1 per share. Offering costs in the approximate amount of $6,635 have been charged to Additional Paid-in Capital.

NOTE 5 - RELATED PARTIES

The principal shareholders are officers of the Corporation who also provide legal and managerial services to the Corporation.

As anticipated in the offering plan the following fees have been paid to principal shareholders of the Corporation:

                   Officers fees       $  5,000
                   Legal fees             5,000
                                       --------
                                       $ 10,000
                                       ========

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1998, AND DECEMBER 31, 1997

NOTE 6 - RISK FACTORS

The Corporation is in the early stages of development. Management believes that the net proceeds from the recent issuance of shares will be sufficient to implement its initial plan of operation. Continued operations, however, will depend on the Corporation's ability to succeed in a highly competitive industry with limited available resources.

                                 NAVARONE, INC.

                                Index to Exhibits

No. 2:     Corporate Charter, Amendment and Bylaws